EXHIBIT 99.03

Chunghwa Telecom won the bid for Taiwan Power Company’s project of “New Solar Power Construction at Changhua Coastal Park”

Date of events: 2017/11/17

Contents:

1.Date of occurrence of the event:2017/11/17

2.Company name: Chunghwa Telecom Co., Ltd

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom won the bid for ”Changhua Coastal Park Solar Power Construction” project of Taiwan Power Company at the amount of NT$5.7997 billion (tax inclusive). The construction will be completed within 690 days after the notice of commencement from Taiwan Power Company, with five-year warranty.

6.Countermeasures: None

7.Any other matters that need to be specified: None